EXHIBIT (a)(1)(vi)

FORM OF EMAIL REMINDER

To:	Certain Eligible Employees
From:	[ ]

Re:	Reminder of Expiration of Offer to Exchange

The National Semiconductor Corporation Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units or Cash Payments, dated October 19, 2009 (as it may be amended or supplemented from time to time, the “Offer to Exchange” or the “Offer”) is still currently open. Please note that the Offer will expire at 9:00 p.m. Pacific Time on November 16, 2009, unless we extend the Offer.

According to our records, you have not yet submitted an Election Form for your eligible options.  Participation in the Offer is voluntary; however, if you would like to participate in the Offer, you must complete an Election Form before the expiration of the Offer. Election Forms and other documents relating to the Offer (including instructions) are available on the Offer website at https://www.corp-action.net/nationalsemiconductor.  For security purposes, a Personal Identification Number (PIN) has been assigned to you to access your personal information and make your election choices.

Your Personal PIN Number is: (9 Digit PIN # Here)

Please visit the website through the following link: https://www.corp-action.net/nationalsemiconductor and follow the instructions for accessing your personal information and making and submitting your elections. The site includes links to access copies of the Offer materials and the form of Restricted Stock Unit Award Agreement.

If you have questions, please call BNY Mellon Shareholder Services (“BNY Mellon”).  One of BNY Mellon’s Customer Service Representatives will be able to answer your questions over the phone.  There is no need to reply to this email message; any questions should be directed to BNY Mellon.

BNY Mellon Shareowner Services

Customer Service Representatives are available Monday through Friday

From 9:00 a.m. to 7:00 p.m., Eastern Time

1-866-282-6651 (From Within the United States)

1-201-680-6579 (Call Collect From Outside the United States)

The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.

This notice does not constitute the Offer.  The full terms of the Offer are described in (1) the Offer to Exchange; (2) the Election Form; (3) the Agreement to Terms of Election; and (4) the 2009 Incentive Award Plan, and the Form of Restricted Stock Unit Agreement.